SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 6-K



                            REPORT OF FOREIGN ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d OF
                       THE SECURITIES EXCHANGE ACT OF 1934




                            KINROSS GOLD CORPORATION


                  52nd Floor, Scotia Plaza, 40 King Street West
                            Toronto, Ontario M5H 3Y2





Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  [ ]             Form 40-F  [x]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes [ ]   No [x]




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                                      INDEX


Material Change Report dated February 6, 2003                                3-4
Signature Page                                                               5




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                                                                          Page 3

                             Material Change Report

        Item 1. Reporting Issuer

        The reporting issuer filing this material change report is Kinross Gold Corporation ("Kinross").

        Item 2. Date of Material Change

        January 31, 2003

        Item 3. Press Release

        Press release was issued by Kinross in Toronto on January 31, 2003 with respect to the material change and filed via SEDAR.

        Item 4. Summary of Material Change

        Kinross Gold Corporation ("Kinross") completes the previously announced business combination (the "Combination") with TVX Gold Inc. ("TVX") and Echo Bay Mines Ltd. ("Echo Bay").

        Item 5. Full Description of Material Change

        Kinross (TSX-K; NYSE-KGC) announced the approval of the Combination by the shareholders of Echo Bay (TSX-ECO; Amex-ECO) and TVX (TSX-TVX; NYSE-TVX) and the receipt of final approval of the Plan of Arrangement by the Superior Court of Justice, Ontario. As a result of the completion today of the Combination of Kinross, Echo Bay and TVX and the acquisition of the 49.9% interest in the TVX Newmont Americas joint venture from Newmont Mining Corporation (NYSE-NEM; TSX-NMC; ASX-NEM) ("Newmont"), Kinross has become the seventh largest primary gold producer in the world. Kinross is the only senior North American based gold producer with both a strict non-hedging policy and less than 5% of reserves hedged. Kinross has the most leverage to changes of gold price of all North American based primary gold producers. Kinross operates and maintains joint venture interests in 12 gold mines located on four continents. Although global in reach, approximately 65% of Kinross gold production is from North America, the highest percentage of any senior North American based gold producer. Kinross' annualized gold production is expected to approach 2 million ounces per year at total cash cost of less than US$200 per ounce.

        Shareholders of both Echo Bay and TVX will become common shareholders of Kinross based on the exchange ratios of 0.1733 and 2.1667, respectively. On Monday, February 3, 2003 Kinross began trading on both the Toronto Stock Exchange ("TSX") and the New York Stock Exchange ("NYSE") reflecting the




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                                                                          Page 4

        three-for-one common share consolidation approved earlier by Kinross shareholders. To profile its newly acquired senior status, Kinross began trading on the NYSE and to mark the occasion, President and CEO, Robert
        (Bob) Buchan, joined by members of Kinross management, rang The Opening Bell(TM) on February 3, 2003. Bob Buchan, stated: "Although the primary market for Kinross common shares remains the TSX, the shifting of our U.S. listing to the NYSE is expected to increase the profile of Kinross for American and international investors. The American Stock Exchange has served Kinross and our U.S.-based shareholders very well and will continue to be the marketplace for the Echo Bay warrants that have now become exercisable into Kinross common shares on the terms described in the Kinross' Management Information Circular and Supplement."

        Item 6. Reliance on Section 75(3) of the Securities Act (Ontario) and analogous securities legislation of each of the other provinces of Canada.

        N/A

        Item 7.   Omitted Information

        N/A

        Item 8.   Senior Officer

        Ms. Shelley M. Riley
        Corporate Secretary
        Telephone: (416) 365-5198
        Facsimile: (416) 365-0237

        Item 9.   Statement of Senior Officer

        The foregoing accurately discloses the material change referred to herein.

         DATED at Toronto this 6th day of February, 2003.

                                            KINROSS GOLD CORPORATION

                                            PER:     /s/ Shelley M. Riley
                                                     ---------------------------
                                                     Shelley M. Riley


This Current Report on Form 6-K, dated February 6, 2003, is specifically incorporated by reference into Kinross Gold Corporation's Registration Statement on Form F-10 (Registration No. 333-102660), filed on January 22, 2003, as amended on January 29, 2003.


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                                   SIGNATURES

         Pursuant to the requirements of Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   KINROSS GOLD CORPORATION

                                   Signed: /s/ Shelley M. Riley
                                           --------------------------
                                           Shelley M. Riley
                                           Corporate Secretary